DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007258

January 29, 2004

David H. Engvall
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-29-2004

Re: Kerr-McGee Corporation

Dear Mr. Engvall:

This is in regard to your letter dated January 26, 2004 concerning the shareholder proposal submitted to Kerr-McGee by the United Association S&P 500 Fund for inclusion in Kerr-McGee's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kerr-McGee therefore withdraws its January 6, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: William Zitelli
Vice President
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

55458

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

RECEIVED
2004 JAN -9 AM 9:15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 6, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kerr-McGee Corporation -- Shareholder Proposal of United Association S&P 500 Fund

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Kerr-McGee Corporation ("Kerr-McGee" or the "Company"), to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the United Association S&P 500 Fund (the "Proponent"). The Proposal and Supporting Statement, which the Proponent delivered to the Company via facsimile on November 25, 2003, are attached hereto as *Exhibit A*.

As required in Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachment. Also, we are mailing a copy of this letter and its attachment on this date to the Proponent, informing it of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials. The Company presently expects to file its definitive Proxy Materials on or after March 26, 2004. Accordingly, as provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

THE PROPOSAL

The resolution included in the Proposal states:

> Resolved, that the shareholders of Kerr-McGee Corporation (the "Company") hereby request that the Board of Directors' Compensation Committee, in

developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention - In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

SUMMARY OF REASONS FOR EXCLUSION

We believe that the Company may properly exclude the Proposal and the Supporting Statement from the Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Supporting Statement may be excluded from the Proxy Materials on these bases, as discussed in greater detail below.

EXPLANATION OF REASONS FOR EXCLUSION

I. The Company has already substantially implemented the Proposal. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10).

The Company may exclude the Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. The Rule 14a-8(i)(10) "substantial implementation" standard replaces the predecessor rule allowing companies to exclude a "moot" proposal and expressly adopts the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-20091* (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). "A determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Proposal requests the Company's Compensation Committee to develop future senior executive equity compensation plans utilizing performance and time-based restricted share programs in lieu of stock options. However, the Company has already substantially implemented the Proposal by adopting and implementing the Company's "2002 Long Term Incentive Plan" (the "2002 Long Term Incentive Plan"). This plan was attached as Exhibit B to the Company's 2002 Proxy Statement, filed on March 25, 2002 (the "2002 Proxy Statement"), and was approved by the Company's stockholders by an overwhelming majority at its 2002 Annual Meeting of Stockholders.

Restricted stock is a key component of the 2002 Long Term Incentive Plan. The Compensation Committee may authorize the issuance of restricted stock under such plan in the form of awards that are conditioned upon the lapsing of time, achievement of performance targets, and/or any other restrictions or conditions the Committee deems appropriate. Pursuant to the 2002 Long-Term Incentive Plan, the Compensation Committee made awards of restricted stock to senior executives in 2002 and 2003.

In addition to restricted stock awards, the 2002 Long Term Incentive Plan allows the Compensation Committee to grant performance shares to senior executives. Performance shares vest based on the attainment of specified performance criteria over a defined period of time which must exceed one year. To date, performance shares awarded pursuant to the 2002 Long Term Incentive Plan will result in payouts to executives only at the end of a three-year performance cycle. Payouts are based on the achievement of one or more performance targets, which, under currently outstanding awards, involves a comparison of the Company's total shareholder return to that of its peers.

The Proposal requests the development of restricted stock and performance share awards as vehicles for senior executive equity compensation, and the Company's existing policies, practices, and procedures compare favorably with the guidelines of the Proposal. *See Cisco Systems, Inc.* (August 11, 2003), *Texaco, Inc.* (March 28, 1991). Through its adoption of the 2002 Long Term Incentive Plan, and the implementation of such plan by the Compensation Committee in making awards of restricted stock and performance shares to senior executives, the Company has already substantially implemented the Proposal. Moreover, while the Proposal requests that the Company use restricted stock awards *in lieu of* stock options, the fact that the 2002 Long Term Incentive Plan allows the use of stock options does not prevent the Company from substantially complying with the Proposal. In fact, in recent periods the Compensation Committee has de-emphasized stock options and increased its use of restricted stock awards and performance shares in making equity compensation awards to senior executives.

The Proposal further requests that any restricted stock issued by the Company include the following features: operational performance measures, time-based vesting, dividend and proxy right limitations and share retention requirements. As discussed in greater detail below, we believe that the Company has already substantially implemented these features under the 2002 Long Term Incentive Plan.

A. Operational Performance Measures

The Proposal states that restricted shares issued by the Company should "utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized." The 2002 Long Term Incentive Plan provides that the vesting of restricted stock issued under the plan may be conditioned on the achievement of "Indicators of Performance," which include the Company's pretax income, net income, earnings per share, revenue, expenses, return on assets, return on equity, return on investment, net profit margin, operating profit margin, cash flow, total stockholder return, capitalization, liquidity, reserve adds or replacement, finding and development costs, production volume, results of satisfaction surveys and other measures of quality, safety, productivity, cost management and process management, or other performance measures selected by the Compensation Committee. The Compensation Committee selects the specific criteria to serve the stated purpose of the plan -- "to align the personal financial interests of key employees and non-employee directors with the Company's stockholders." *See 2002 Proxy Statement.* As administered by the Compensation Committee, the total number of shares of restricted stock and performance units (which may take the form of restricted stock) granted to each executive officer is based on a percentage of such officer's salary. The Compensation Committee sets this percentage annually, taking into consideration each officer's performance, each officer's level of responsibility, prior awards to each officer and awards made within the Company's peer group. *See Kerr-McGee Corporation, 2003 Annual Report on Form 10-K.* Thus, the Company already uses restricted stock awards to compensate its executive officers, and, in so doing, may utilize operational performance criteria combined with applicable performance benchmarks.

Similarly, the amount and timing of performance shares awarded under the 2002 Long Term Incentive Plan is based on the achievement of specified performance targets selected by the

Compensation Committee. These performance targets may be one or more of the "Indicators of Performance" described above or other performance measures approved by the Compensation Committee.

The Proposal also requests "clear" disclosure of performance criteria and associated performance benchmarks selected by the Compensation Committee. In seeking stockholder approval for the 2002 Long Term Incentive Plan, the Company disclosed in the 2002 Proxy Statement the "Indicators of Performance" that may be applicable to awards of restricted stock and performance shares. Further, the Company is required to include in its proxy statement and/or its annual report on Form 10-K detailed information about its equity compensation plans, including a comprehensive report on executive compensation by the Compensation Committee. Thus, the Company has substantially implemented the disclosure element of the Proposal through the Company's adherence to the reporting requirements of the Exchange Act.

B. Time-Based Vesting

The Proposal also states that restricted shares should not vest in less than three years from the time of grant. The 2002 Long-Term Incentive Plan authorizes the Compensation Committee to use whatever time-based vesting requirements that the Compensation Committee deems appropriate. Restricted shares awarded under the 2002 Long-Term Incentive Plan to date have a three-year "cliff" vesting requirement -- such restricted shares remain subject to sale restrictions for three years from the date of issuance. In addition, outstanding performance shares awarded pursuant to the 2002 Long Term Incentive Plan will result in payouts to executives only at the end of a three-year performance cycle. In fact, no equity-based awards granted to senior executives under the 2002 Long Term Incentive Plan provide for vesting sooner than three years from the date of grant (other than in extraordinary circumstances such as a change of control of the Company). Thus, the Company has already implemented the time-based vesting element of the Proposal.

C. Dividend Limitation

The third feature of restricted shares under the Proposal is a limitation on the dividend and proxy voting rights associated with the stock, namely that recipients should not receive dividends or exercise voting rights in respect of such restricted stock until the restricted stock vests. The 2002 Long Term Incentive Plan permits recipients of restricted stock to receive dividends and exercise voting rights in respect of such shares during the restricted period applicable to such shares. However, these technical indicia of stock ownership are largely, if not completely, offset by the plan's requirement that the Company retain custody of all shares of restricted stock during the applicable restricted period. In addition, the plan provides that recipients of restricted stock may not take delivery of the shares during the applicable restricted period. These restrictions preclude, as a practical matter, the recipient's ability to realize any appreciable value from the underlying shares during the restricted period, thereby having the desired incentivizing effect on the recipient. Any benefit associated with the right to receive dividends or exercise voting rights is minimal when compared with the potential to realize significant value based on an increase in the stock price. Also, in matters voted on by stockholders of the Company, the percentage of voting shares represented by holders of restricted stock would likely be a very insignificant portion of the total votes cast. Thus, while the 2002 Long Term Incentive Plan does not restrict the ability of holders of restricted stock to receive dividends or vote their shares of restricted stock, the absence of such restrictions is not a material limitation on the Company's substantial implementation of the Proposal.

D. Share Retention

The Proposal also states that senior executives should retain restricted shares for the duration of their tenure with the Company. Restricted stock issued pursuant to the 2002 Long Term Incentive Plan contains a retention feature -- during the restricted period set by the Compensation Committee, employees may not sell restricted stock. Indeed, during the restricted period, the Company is required to retain custody of the certificates evidencing shares of restricted stock, and the recipient may not take delivery of such shares. Although the Compensation Committee has not required that executives retain such shares for the duration of such executives' respective tenures, the restriction imposed by the Compensation Committee on the executives' ability to sell their shares is consistent with the purpose and intent of the Proposal, as it requires executives to retain restricted stock for a meaningful period without unduly limiting the ability of long-time Company employees to benefit from compensation attributable to such employee's service in previous years or even decades. In addition, because in general the holder of restricted stock realizes taxable income upon vesting of such shares, imposing a requirement that vested shares continue to be retained past the applicable vesting date may prevent holders of restricted stock awards from using a portion of such vested shares to fund taxes that arise upon vesting. Such an adverse tax consequence could actually discourage executives from remaining at the Company long-term.

In light of the foregoing, we believe that it is clear that the Company's existing policies, practices and procedures with respect to equity compensation for executives are consistent with the program described in the Proposal, and the Company has substantially implemented it. *See Cisco Systems, Inc.* (August 11, 2003), *Texaco, Inc.* (March 28, 1991). Accordingly, we believe the Proposal may properly be excluded from the Company's proxy statement pursuant to Rule 14a-8(i)(10).

II. The Proposal and Supporting Statement contain materially false and misleading statements. Accordingly, the Company may exclude the Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(3).

The Company may exclude the Proposal and Supporting Statement in their entirety under Rule 14a-8(i)(3) because the Proposal and Supporting Statement contain numerous false and misleading statements. Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement would violate any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has allowed companies to exclude portions of proposals that contain false or misleading statements, cast a proponent's opinion as a statement of fact or fail to document assertions of fact appropriately. *See Dillard's, Inc.* (March 10, 2003), *Fluor Corporation* (March 10, 2003). In addition, the Staff has consistently taken the position that vague and indefinite shareholder proposals are also excludable under Rule 14-8(i)(3) as inherently misleading. *See, e.g., General Electric Company* (February 5, 2003) (permitting exclusion of a proposal requesting that the board of directors seek shareholder approval for compensation of senior executives and board members where the company argued that "neither the share owners nor the Company's Board would be able to determine what action or measures would be taken if the proposal were implemented"), and *The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal). Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

As discussed below, the Proposal and Supporting Statement contain numerous false and misleading statements that will require detailed and extensive editing to comply with proxy rules. Thus, in accordance with SLB 14, we believe that the Company may exclude the Proposal and Supporting Statement in their entirety. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement may be excluded in their entirety because of the numerous false and misleading statements, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

Specifically, the Company finds the following portions of the Proposal and Supporting Statement to be objectionable:

(A) Proposal -- First Sentence;

(B) Proposal -- Description of "Operational Performance Measures";

(C) Proposal -- Description of "Share Retention";

(D) Supporting Statement Paragraph One -- Second Sentence;

(E) Supporting Statement Paragraph Two -- Second and Third Sentences; and

(F) Supporting Statement Paragraph Three -- Entire Paragraph.

A. Proposal -- First Sentence

The first sentence of the proposal is materially false and misleading because it implies that the Company does not utilize performance and time-based restricted share programs in senior executive equity compensation plans. The first sentence of the Proposal states, in relevant part, that the shareholders of the Company "request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options." A stockholder reading the Proposal could assume, and the Company believes it likely that stockholders reading the Proposal would assume, that the Company utilizes only stock options in the Company's current equity compensation plan and that such plan does not include a performance and time-based restricted share program. To the contrary, the Company does, in fact, presently utilize a performance and time-based restricted share program pursuant to the 2002 Long Term Incentive Plan. As a result, the implication that the Company does not currently utilize such a restricted share program is false and would be misleading to stockholders of the Company reviewing the Proposal.

B. Proposal -- Description of "Operational Performance Measures"

As noted above, a proposal is vague and indefinite if neither the shareholders nor the Company's board would be able to determine, with any certainty, what action or measures would need to be taken if the proposal were implemented. *See General Electric Company* (February 5, 2003), *The Proctor & Gamble Company* (October 25, 2002). The Proposal states that restricted shares should include "Operational Performance Measures": "[t]he restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders." The Proposal's description of "Operational Performance Measures" is vague and indefinite because it offers no guidance for determining (i) what constitutes "justifiable" operational performance criteria or "challenging" performance benchmarks for such criteria, (ii) how such criteria relate to the restricted shares to be issued under the plan or (iii) how such criteria and benchmarks should be "clearly" disclosed to shareholders. As such, none of the Compensation Committee, the board of directors or the stockholders could determine, with any reasonable amount of certainty, how to implement the Proposal successfully.

The universe of potential operational performance criteria is virtually limitless and includes criteria based on personal, business segment and Company operational performance. For example, the 2002 Long Term Incentive Plan refers to a large number of possible "Indicators of Performance." The Proposal does not indicate if any or all of these would constitute "justifiable" operational performance criteria. Given the vast number of possible criteria and the lack of guidance as to what constitutes "justifiable" criteria, neither the stockholders nor the Compensation Committee could determine what "Operational Performance Measures" to utilize in order to implement the Proposal.

Further, assuming that the Compensation Committee could determine what constituted justifiable criteria, the Proposal does not specify the appropriate benchmarks; the Proposal merely requests that such benchmarks be "challenging." In the abstract, a "challenging benchmark" is an extremely subjective concept. The Proposal fails to define or provide guidance as to what would constitute a benchmark that satisfied the intent of the Proposal. Should the Company create benchmarks based upon a realistic and attainable increase from the prior year's values (for net income, earnings per share or other criteria)? Should the benchmarks reflect independent goals based on comparisons with competitors? How challenging should the benchmarks be -- should they reward average performance, above-average performance or only exceptional performance? The Proposal answers none of these questions.

Finally, the Proposal requests that the performance criteria and benchmarks be "clearly disclosed to Shareholders." However, the Proposal does not state clearly how such information should be disclosed in order to satisfy this request. As a corporation subject to the Exchange Act, the Company is required to make disclosures from time to time in accordance with the Exchange Act and related rules and regulations. For example, the Company disclosed the terms of the 2002 Long Term Incentive Plan and requested the affirmative vote of the stockholders to approve the 2002 Long Term Incentive Plan in the 2002 Proxy Statement. It is unclear whether such a disclosure of a future plan executed in accordance with the Proposal would satisfy the request that such plan performance criteria and benchmarks be "clearly disclosed" or whether the Company would have to provide additional information. In this regard, we note that Item 402(k) of Regulation S-K provides that the compensation committee report required to be included in the Company's proxy statement need not disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any factors or criteria involving confidential commercial or business information, if disclosure of such information would have an adverse effect on the Company. It is not clear, for example, whether disclosure prepared in accordance with this standard would satisfy the Proposal.

C. Proposal -- Description of "Share Retention"

The Proposal's description of "Share Retention," a requested feature of the restricted share program, is false and misleading because it implies that such share retention is necessary to link stockholder and management interests. Specifically, the description states: "[i]n order to link shareholder and management interests, a retention feature should be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company."

The Company agrees that linking stockholder and management interests should be a goal of all compensation policies -- as stated in the 2002 Proxy Statement, the purpose of the 2002 Long Term Incentive Plan is to "align the personal financial interests of key employees and non-employee directors with the Company's stockholders." The Proposal is misleading in that it states that, to align such stockholder and management interests, restricted shares granted to senior executives should be retained for the duration of such senior executives' respective tenures with the Company. Further, it is misleading to imply that such a retention feature is necessary to "link shareholder and management interests." Any compensation plan that provides equity to employees or directors links stockholder and management interests -- both stockholders and management directly benefit from increases in the stock prices.

D. Supporting Statement Paragraph One -- Second Sentence

The second sentence of the first paragraph of the Supporting Statement ("[t]he Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks") is (i) false and misleading for at least two reasons: (1) the sentence casts a belief of the Proponent as a normative statement of fact and (2) the sentence implies that the Company's current executive compensation does not include such a "long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks" and (ii) vague and indefinite for reasons discussed in subsection II.B., above -- that the Proposal provides no guidance as to what constitutes a "challenging" benchmark.

The sentence is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Commentators have proposed, recommended and criticized many forms of executive compensation; to date, no consensus exists on the subject. As such, it is misleading to state that any compensation program "should include" equity compensation with "clearly defined operational performance criteria and challenging performance benchmarks." Such a statement is merely the Proponent's belief and should be either excluded from the Supporting Statement or, at the very least, revised to indicate that it is a statement of opinion. *See, e.g., AT&T Wireless Services, Inc.* (March 10, 2003) (allowing company to exclude various opinions of the proponent cast as facts unless the proponent clarified that such assertions were proponent's opinions).

Additionally, the statement that the Company's executive compensation program *should* include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks implies that the Company's current executive compensation program does not possess such attributes. This implication is misleading. In fact, the 2002 Long-Term Incentive Plan contains many long-term equity compensation components, including restricted stock and performance shares. Such restricted stock and performance shares may be conditioned on the achievement (*i.e.*, satisfaction of benchmarks set by the Compensation Committee) of "Indicators of Performance" (*i.e.*, operational performance criteria). *See 2002 Proxy Statement*, Exhibit B. Thus, it is misleading to imply that the Company does not already employ such a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

E. Supporting Statement Paragraph Two -- Second and Third Sentences

Although stated entirely as a belief of the Proponent, the second and third sentences of the second paragraph of the Supporting Statement are false and misleading because they state, respectively, that (i) "stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance" without citing authority for the proposition and despite the fact that stock option plans vary greatly from company to company and (ii) performance and time-based restricted shares tie the levels of equity compensation to financial performance beyond stock price performance and condition equity compensation on performance above that of peer companies despite the fact that the price of the Company stock drives the value of the restricted shares to be granted under the equity compensation plan requested by the Proposal. The second paragraph of the Supporting Statement provides as follows:

> We believe that performance and time-based shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

The Staff has allowed companies to omit statements cast as a belief or opinion of the Proponent as materially false or misleading under Rule 14a-9. *See, e.g., SBC Communications, Inc.* (February 7, 2003) (allowing company to exclude the following paragraph from the supporting statement, unless the proponent indicated the standard of independence used:

> We also believe the compensation committee of the board, as described in its 2002 proxy materials, does not fully meet the independence tests that we would impose, including the absence of so-called "board interlocks." We are concerned that this possible lack of independence may have contributed to the decisions to make the option grants described previously).

Even cast as a belief, it is misleading to state that stock option plans, "as generally constituted," often provide "extraordinary pay for ordinary performance." This opinion is a sensationalized and sweeping generalization with no basis in fact. First, just as there is no "general" management style, compensation policy, dividend policy or other firm policy used by companies (whether on a nationwide or industry-wide basis), there is no "general" stock option plan. Companies develop stock option plans on an individualized basis, taking into account employee motivational factors, firm culture, performance criteria and other relevant factors. Any generalizations based on such "general" stock option plans are, on their face, inherently misleading. To enable stockholders and management to understand the nature of the Proposal as it relates to the Company, the Supporting Statement should speak in terms of the stock option plan of the Company, as included in the 2002 Long Term Incentive Plan, as opposed to stock option plans "generally."

Additionally, the paragraph states that stock option plans often provide "extraordinary pay for ordinary performance." The apparent basis for such an assertion is the fact that the owner of a stock option can benefit from a general rise in the stock market or improved economic conditions (of which the Compensation Committee does not have control or prior knowledge) in the same way that the Company's stockholders benefit from such a rise. However, the assertion is misleading as it ignores several important facts. First, a general rise in the stock market will increase the value of restricted stock in the same way it increases the value of stock options. Second, a stock option holder who is otherwise providing exceptional service to the Company can be hurt by unfavorable economic or market conditions unrelated to the quality of his or her performance. In other words, stock option grants can just as easily result in ordinary pay for extraordinary performance. The statement selectively omits each of these facts. The statement further neglects the fact that stock option plans often reward extraordinary performance -- a company that significantly outperforms its peer group will often have a corresponding increase in stock price relative to the value of its peers. The converse also frequently holds true -- a company that significantly underperforms its peer group will often have a corresponding decrease in stock price relative to the value of its peers. Thus, under normal circumstances, compensation related to the stock options is linked to performance.

The third sentence, also stated as an opinion, is similarly false and misleading. The Proponent states that performance and time-based restricted shares provide a better means than stock option plans to tie equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies. First, it is not clear that time-based restricted stock awards, without any performance component, would tie equity-based compensation to financial performance beyond stock price in a way that differs in any meaningful respect from stock options. Second, it is misleading to state that performance and time-based restricted shares tie equity compensation to financial performance beyond stock price performance. Although an executive may receive shares of restricted stock that vest based on achievement of specified operating performance criteria, at bottom the total value of the shares of restricted stock received pursuant to any restricted stock program depends on the fluctuating price of the company's stock. Thus, despite the Proponent's attempt to "move beyond" stock price performance, stock price remains a fundamental determinant of the value of any restricted stock award, and, as such, will continue to influence the decisions of recipients of such awards.

Additionally, performance and time-based restricted shares tie equity compensation to financial performance beyond stock price performance only to the extent that the Company actually utilizes criteria other than stock price appreciation in determining awards of such restricted shares. The Proposal does not specify that such additional criteria must be used. Further, such restricted shares condition equity compensation on performance above that of peer companies only when the Company utilizes criteria that compares the performance of the Company for some predetermined indicators (*e.g.*, net income, market share, gross profit and revenues) with those of the Company's competitors. Again, the Proposal does not specify that such additional criteria must be used. To the extent that the Company selected operational performance criteria unrelated to financial performance or the accomplishments of peer companies, such performance and time-based restricted shares would yield neither of the benefits listed in the third sentence of paragraph two of the Supporting Statement.

F. <u>Supporting Statement Paragraph Three -- Entire Paragraph</u>

The third paragraph of the Supporting Statement is materially false and/or misleading in its entirety. The first and second sentences, read together, are misleading as to whether the Compensation Committee or the stockholders are the ultimate determinants of performance measures and benchmarks. The third sentence is vague and indefinite in that it fails to identify which "restricted share program" -- i.e., the restricted share program currently administered as part of the 2002 Long Term Incentive Plan, or the restricted share program described in the Proposal -- prohibits the receipt of dividends and the exercise of voting rights until the restricted shares vest. The third paragraph of the Proposal states:

> Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

The first sentence acknowledges that the Compensation Committee is in the best position to determine appropriate performance measures and benchmarks -- a statement with which the Company agrees. The second sentence, however, requests "detailed disclosure" of the measures and benchmarks set by the Compensation Committee so that stockholders can determine, "in their opinion," whether the plan provides "challenging targets" for the senior executives. Read together, the two sentences are misleading. We note that the Proposal requests that the restricted share program utilize "challenging performance benchmarks," and the second sentence of the third paragraph of the Supporting Statement implies that stockholders have direct input into the creation or approval of such "challenging" benchmarks. The Proposal itself does not contain any such rights of the stockholders, and, as a result, the second sentence is misleading.

The third sentence presents the following statement as fact: "the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest." As previously discussed, the 2002 Long Term Incentive Plan contains a restricted share component. The third sentence does not disclose whether its subject is the restricted share program implemented under the 2002 Long Term Incentive Plan or the restricted share program of the

Proposal. A stockholder reading the Supporting Statement would be unable to determine whether the sentence promotes or disparages the 2002 Long Term Incentive Plan's restricted share component or the restricted share program of the Proposal. As such, the third sentence is so vague and indefinite as to be inherently misleading, in violation of Rule 14a-9.

In light of the foregoing, we believe that the false and misleading, vague and indefinite statements contained in the Proposal and Supporting Statement require detailed and extensive editing in order to bring them into compliance with proxy rules such that the Company may properly exclude the entire Proposal and Supporting Statement under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal and the Supporting Statement or portions thereof are excluded. The Company anticipates that its Proxy Materials will be finalized for printing on or about March 26, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5307, or David B. H. Martin at (202) 662-5128.

Very truly yours,

David H. Engvall

Attachment

cc: Mr. Gregory F. Pilcher
Mr. Kenneth B. Sylvester, Assistant Comptroller for Pension Policy

Exhibit A

[The Proposal and Supporting Statement]

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

November 25, 2003

VIA FACSIMILE: 405-270-3029

Mr. Gregory F. Pilcher
Senior Vice President, General Counsel and Secretary
Kerr-McGee Corporation
Kerr-McGee Center
Oklahoma City, OK 73125

Re: Shareholder Proposal

Dear Mr. Pilcher:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kerr-Mcgee Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

RECEIVED BY:
NOV 26 2003
GREGORY F. PILCHER

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

PERFORMANCE AND TIME-BASED RESTRICTED SHARES PROPOSAL

Resolved, that the shareholders of Kerr-Mcgee Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

January 26, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kerr-McGee Corporation -- Withdrawal of Request for No-Action Letter Regarding the Shareholder Proposal of United Association S&P 500 Fund

Ladies and Gentlemen:

On behalf of Kerr-McGee Corporation (the "Company"), we filed a no-action request, dated January 6, 2004 (the "No-Action Letter"), with the Securities and Exchange Commission (the "Commission") in connection with the Company's intention to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from the United Association S&P 500 Fund (the "Proponent"). The No-Action Letter and its attachments are attached hereto as Exhibit A.

The Proponent has formally withdrawn the Proposal as evidenced by the letter dated January 23, 2004 (attached hereto as Exhibit B). In view of the Proponent's withdrawal, we hereby notify the Commission that the matter has been rendered moot and that the Company is withdrawing its No-Action Letter.

Enclosed are one original and five copies of this letter and its exhibits. A copy of this letter is also being sent to the Proponent informing it of the Company's withdrawal of its No-Action Letter.

* * *

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5307, or David B. H. Martin at (202) 662-5128.

Very truly yours,

David H. Engvall

Attachments

cc: Mr. Gregory F. Pilcher, Senior Vice President and General Counsel, Kerr-McGee Corporation (without attachments)
Mr. William Zitelli, Vice President, United Association S&P 500 Fund

Exhibit A

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

January 6, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kerr-McGee Corporation -- Shareholder Proposal of United Association S&P 500 Fund

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Kerr-McGee Corporation ("Kerr-McGee" or the "Company"), to omit from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the United Association S&P 500 Fund (the "Proponent"). The Proposal and Supporting Statement, which the Proponent delivered to the Company via facsimile on November 25, 2003, are attached hereto as *Exhibit A*.

As required in Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we have enclosed six (6) copies of this letter and its attachment. Also, we are mailing a copy of this letter and its attachment on this date to the Proponent, informing it of the Company's intention to omit the Proposal and Supporting Statement from the Proxy Materials. The Company presently expects to file its definitive Proxy Materials on or after March 26, 2004. Accordingly, as provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

THE PROPOSAL

The resolution included in the Proposal states:

> Resolved, that the shareholders of Kerr-McGee Corporation (the "Company") hereby request that the Board of Directors' Compensation Committee, in

> developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:
>
> (1) Operational Performance Measures - The restricted share program should utilize justifiable performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.
>
> (2) Time-Based Vesting - A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.
>
> (3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.
>
> (4) Share Retention - In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.
>
> The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

SUMMARY OF REASONS FOR EXCLUSION

We believe that the Company may properly exclude the Proposal and the Supporting Statement from the Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

II. Rule 14a-8(i)(3), because the Proposal and Supporting Statement are false and misleading in violation of the proxy rules.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal and Supporting Statement may be excluded from the Proxy Materials on these bases, as discussed in greater detail below.

EXPLANATION OF REASONS FOR EXCLUSION

I. The Company has already substantially implemented the Proposal. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10).

The Company may exclude the Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. The Rule 14a-8(i)(10) "substantial implementation" standard replaces the predecessor rule allowing companies to exclude a "moot" proposal and expressly adopts the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-20091* (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). "A determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Proposal requests the Company's Compensation Committee to develop future senior executive equity compensation plans utilizing performance and time-based restricted share programs in lieu of stock options. However, the Company has already substantially implemented the Proposal by adopting and implementing the Company's "2002 Long Term Incentive Plan" (the "2002 Long Term Incentive Plan"). This plan was attached as Exhibit B to the Company's 2002 Proxy Statement, filed on March 25, 2002 (the "2002 Proxy Statement"), and was approved by the Company's stockholders by an overwhelming majority at its 2002 Annual Meeting of Stockholders.

Restricted stock is a key component of the 2002 Long Term Incentive Plan. The Compensation Committee may authorize the issuance of restricted stock under such plan in the form of awards that are conditioned upon the lapsing of time, achievement of performance targets, and/or any other restrictions or conditions the Committee deems appropriate. Pursuant to the 2002 Long-Term Incentive Plan, the Compensation Committee made awards of restricted stock to senior executives in 2002 and 2003.

In addition to restricted stock awards, the 2002 Long Term Incentive Plan allows the Compensation Committee to grant performance shares to senior executives. Performance shares vest based on the attainment of specified performance criteria over a defined period of time which must exceed one year. To date, performance shares awarded pursuant to the 2002 Long Term Incentive Plan will result in payouts to executives only at the end of a three-year performance cycle. Payouts are based on the achievement of one or more performance targets, which, under currently outstanding awards, involves a comparison of the Company's total shareholder return to that of its peers.

The Proposal requests the development of restricted stock and performance share awards as vehicles for senior executive equity compensation, and the Company's existing policies, practices, and procedures compare favorably with the guidelines of the Proposal. *See Cisco Systems, Inc.* (August 11, 2003), *Texaco, Inc.* (March 28, 1991). Through its adoption of the 2002 Long Term Incentive Plan, and the implementation of such plan by the Compensation Committee in making awards of restricted stock and performance shares to senior executives, the Company has already substantially implemented the Proposal. Moreover, while the Proposal requests that the Company use restricted stock awards *in lieu of* stock options, the fact that the 2002 Long Term Incentive Plan allows the use of stock options does not prevent the Company from substantially complying with the Proposal. In fact, in recent periods the Compensation Committee has de-emphasized stock options and increased its use of restricted stock awards and performance shares in making equity compensation awards to senior executives.

The Proposal further requests that any restricted stock issued by the Company include the following features: operational performance measures, time-based vesting, dividend and proxy right limitations and share retention requirements. As discussed in greater detail below, we believe that the Company has already substantially implemented these features under the 2002 Long Term Incentive Plan.

A. Operational Performance Measures

The Proposal states that restricted shares issued by the Company should "utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized." The 2002 Long Term Incentive Plan provides that the vesting of restricted stock issued under the plan may be conditioned on the achievement of "Indicators of Performance," which include the Company's pretax income, net income, earnings per share, revenue, expenses, return on assets, return on equity, return on investment, net profit margin, operating profit margin, cash flow, total stockholder return, capitalization, liquidity, reserve adds or replacement, finding and development costs, production volume, results of satisfaction surveys and other measures of quality, safety, productivity, cost management and process management, or other performance measures selected by the Compensation Committee. The Compensation Committee selects the specific criteria to serve the stated purpose of the plan -- "to align the personal financial interests of key employees and non-employee directors with the Company's stockholders." *See 2002 Proxy Statement.* As administered by the Compensation Committee, the total number of shares of restricted stock and performance units (which may take the form of restricted stock) granted to each executive officer is based on a percentage of such officer's salary. The Compensation Committee sets this percentage annually, taking into consideration each officer's performance, each officer's level of responsibility, prior awards to each officer and awards made within the Company's peer group. *See Kerr-McGee Corporation, 2003 Annual Report on Form 10-K.* Thus, the Company already uses restricted stock awards to compensate its executive officers, and, in so doing, may utilize operational performance criteria combined with applicable performance benchmarks.

Similarly, the amount and timing of performance shares awarded under the 2002 Long Term Incentive Plan is based on the achievement of specified performance targets selected by the

Compensation Committee. These performance targets may be one or more of the "Indicators of Performance" described above or other performance measures approved by the Compensation Committee.

The Proposal also requests "clear" disclosure of performance criteria and associated performance benchmarks selected by the Compensation Committee. In seeking stockholder approval for the 2002 Long Term Incentive Plan, the Company disclosed in the 2002 Proxy Statement the "Indicators of Performance" that may be applicable to awards of restricted stock and performance shares. Further, the Company is required to include in its proxy statement and/or its annual report on Form 10-K detailed information about its equity compensation plans, including a comprehensive report on executive compensation by the Compensation Committee. Thus, the Company has substantially implemented the disclosure element of the Proposal through the Company's adherence to the reporting requirements of the Exchange Act.

B. Time-Based Vesting

The Proposal also states that restricted shares should not vest in less than three years from the time of grant. The 2002 Long-Term Incentive Plan authorizes the Compensation Committee to use whatever time-based vesting requirements that the Compensation Committee deems appropriate. Restricted shares awarded under the 2002 Long-Term Incentive Plan to date have a three-year "cliff" vesting requirement -- such restricted shares remain subject to sale restrictions for three years from the date of issuance. In addition, outstanding performance shares awarded pursuant to the 2002 Long Term Incentive Plan will result in payouts to executives only at the end of a three-year performance cycle. In fact, no equity-based awards granted to senior executives under the 2002 Long Term Incentive Plan provide for vesting sooner than three years from the date of grant (other than in extraordinary circumstances such as a change of control of the Company). Thus, the Company has already implemented the time-based vesting element of the Proposal.

C. Dividend Limitation

The third feature of restricted shares under the Proposal is a limitation on the dividend and proxy voting rights associated with the stock, namely that recipients should not receive dividends or exercise voting rights in respect of such restricted stock until the restricted stock vests. The 2002 Long Term Incentive Plan permits recipients of restricted stock to receive dividends and exercise voting rights in respect of such shares during the restricted period applicable to such shares. However, these technical indicia of stock ownership are largely, if not completely, offset by the plan's requirement that the Company retain custody of all shares of restricted stock during the applicable restricted period. In addition, the plan provides that recipients of restricted stock may not take delivery of the shares during the applicable restricted period. These restrictions preclude, as a practical matter, the recipient's ability to realize any appreciable value from the underlying shares during the restricted period, thereby having the desired incentivizing effect on the recipient. Any benefit associated with the right to receive dividends or exercise voting rights is minimal when compared with the potential to realize significant value based on an increase in the stock price. Also, in matters voted on by stockholders of the Company, the percentage of voting shares represented by holders of restricted stock would likely be a very insignificant portion of the total votes cast. Thus, while the 2002 Long Term Incentive Plan does not restrict the ability of holders of restricted stock to receive dividends or vote their shares of restricted stock, the absence of such restrictions is not a material limitation on the Company's substantial implementation of the Proposal.

D. Share Retention

The Proposal also states that senior executives should retain restricted shares for the duration of their tenure with the Company. Restricted stock issued pursuant to the 2002 Long Term Incentive Plan contains a retention feature -- during the restricted period set by the Compensation Committee, employees may not sell restricted stock. Indeed, during the restricted period, the Company is required to retain custody of the certificates evidencing shares of restricted stock, and the recipient may not take delivery of such shares. Although the Compensation Committee has not required that executives retain such shares for the duration of such executives' respective tenures, the restriction imposed by the Compensation Committee on the executives' ability to sell their shares is consistent with the purpose and intent of the Proposal, as it requires executives to retain restricted stock for a meaningful period without unduly limiting the ability of long-time Company employees to benefit from compensation attributable to such employee's service in previous years or even decades. In addition, because in general the holder of restricted stock realizes taxable income upon vesting of such shares, imposing a requirement that vested shares continue to be retained past the applicable vesting date may prevent holders of restricted stock awards from using a portion of such vested shares to fund taxes that arise upon vesting. Such an adverse tax consequence could actually discourage executives from remaining at the Company long-term.

In light of the foregoing, we believe that it is clear that the Company's existing policies, practices and procedures with respect to equity compensation for executives are consistent with the program described in the Proposal, and the Company has substantially implemented it. *See Cisco Systems, Inc.* (August 11, 2003), *Texaco, Inc.* (March 28, 1991). Accordingly, we believe the Proposal may properly be excluded from the Company's proxy statement pursuant to Rule 14a-8(i)(10).

II. The Proposal and Supporting Statement contain materially false and misleading statements. Accordingly, the Company may exclude the Proposal and the Supporting Statement pursuant to Rule 14a-8(i)(3).

The Company may exclude the Proposal and Supporting Statement in their entirety under Rule 14a-8(i)(3) because the Proposal and Supporting Statement contain numerous false and misleading statements. Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement would violate any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has allowed companies to exclude portions of proposals that contain false or misleading statements, cast a proponent's opinion as a statement of fact or fail to document assertions of fact appropriately. *See Dillard's, Inc.* (March 10, 2003), *Fluor Corporation* (March 10, 2003). In addition, the Staff has consistently taken the position that vague and indefinite shareholder proposals are also excludable under Rule 14-8(i)(3) as inherently misleading. *See, e.g., General Electric Company* (February 5, 2003) (permitting exclusion of a proposal requesting that the board of directors seek shareholder approval for compensation of senior executives and board members where the company argued that "neither the share owners nor the Company's Board would be able to determine what action or measures would be taken if the proposal were implemented"), and *The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal). Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

As discussed below, the Proposal and Supporting Statement contain numerous false and misleading statements that will require detailed and extensive editing to comply with proxy rules. Thus, in accordance with SLB 14, we believe that the Company may exclude the Proposal and Supporting Statement in their entirety. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal and Supporting Statement may be excluded in their entirety because of the numerous false and misleading statements, we respectfully request that the Staff recommend exclusion and/or revision of the statements discussed below.

Specifically, the Company finds the following portions of the Proposal and Supporting Statement to be objectionable:

(A) Proposal -- First Sentence;

(B) Proposal -- Description of "Operational Performance Measures";

(C) Proposal -- Description of "Share Retention";

(D) Supporting Statement Paragraph One -- Second Sentence;

(E) Supporting Statement Paragraph Two -- Second and Third Sentences; and

(F) Supporting Statement Paragraph Three -- Entire Paragraph.

A. Proposal -- First Sentence

The first sentence of the proposal is materially false and misleading because it implies that the Company does not utilize performance and time-based restricted share programs in senior executive equity compensation plans. The first sentence of the Proposal states, in relevant part, that the shareholders of the Company "request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options." A stockholder reading the Proposal could assume, and the Company believes it likely that stockholders reading the Proposal would assume, that the Company utilizes only stock options in the Company's current equity compensation plan and that such plan does not include a performance and time-based restricted share program. To the contrary, the Company does, in fact, presently utilize a performance and time-based restricted share program pursuant to the 2002 Long Term Incentive Plan. As a result, the implication that the Company does not currently utilize such a restricted share program is false and would be misleading to stockholders of the Company reviewing the Proposal.

B. Proposal -- Description of "Operational Performance Measures"

As noted above, a proposal is vague and indefinite if neither the shareholders nor the Company's board would be able to determine, with any certainty, what action or measures would need to be taken if the proposal were implemented. *See General Electric Company* (February 5, 2003), *The Proctor & Gamble Company* (October 25, 2002). The Proposal states that restricted shares should include "Operational Performance Measures": "[t]he restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders." The Proposal's description of "Operational Performance Measures" is vague and indefinite because it offers no guidance for determining (i) what constitutes "justifiable" operational performance criteria or "challenging" performance benchmarks for such criteria, (ii) how such criteria relate to the restricted shares to be issued under the plan or (iii) how such criteria and benchmarks should be "clearly" disclosed to shareholders. As such, none of the Compensation Committee, the board of directors or the stockholders could determine, with any reasonable amount of certainty, how to implement the Proposal successfully.

The universe of potential operational performance criteria is virtually limitless and includes criteria based on personal, business segment and Company operational performance. For example, the 2002 Long Term Incentive Plan refers to a large number of possible "Indicators of Performance." The Proposal does not indicate if any or all of these would constitute "justifiable" operational performance criteria. Given the vast number of possible criteria and the lack of guidance as to what constitutes "justifiable" criteria, neither the stockholders nor the Compensation Committee could determine what "Operational Performance Measures" to utilize in order to implement the Proposal.

Further, assuming that the Compensation Committee could determine what constituted justifiable criteria, the Proposal does not specify the appropriate benchmarks; the Proposal merely requests that such benchmarks be "challenging." In the abstract, a "challenging benchmark" is an extremely subjective concept. The Proposal fails to define or provide guidance as to what would constitute a benchmark that satisfied the intent of the Proposal. Should the Company create benchmarks based upon a realistic and attainable increase from the prior year's values (for net income, earnings per share or other criteria)? Should the benchmarks reflect independent goals based on comparisons with competitors? How challenging should the benchmarks be -- should they reward average performance, above-average performance or only exceptional performance? The Proposal answers none of these questions.

Finally, the Proposal requests that the performance criteria and benchmarks be "clearly disclosed to Shareholders." However, the Proposal does not state clearly how such information should be disclosed in order to satisfy this request. As a corporation subject to the Exchange Act, the Company is required to make disclosures from time to time in accordance with the Exchange Act and related rules and regulations. For example, the Company disclosed the terms of the 2002 Long Term Incentive Plan and requested the affirmative vote of the stockholders to approve the 2002 Long Term Incentive Plan in the 2002 Proxy Statement. It is unclear whether such a disclosure of a future plan executed in accordance with the Proposal would satisfy the request that such plan performance criteria and benchmarks be "clearly disclosed" or whether the Company would have to provide additional information. In this regard, we note that Item 402(k) of Regulation S-K provides that the compensation committee report required to be included in the Company's proxy statement need not disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any factors or criteria involving confidential commercial or business information, if disclosure of such information would have an adverse effect on the Company. It is not clear, for example, whether disclosure prepared in accordance with this standard would satisfy the Proposal.

C. <u>Proposal -- Description of "Share Retention"</u>

The Proposal's description of "Share Retention," a requested feature of the restricted share program, is false and misleading because it implies that such share retention is necessary to link stockholder and management interests. Specifically, the description states: "[i]n order to link shareholder and management interests, a retention feature should be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company."

The Company agrees that linking stockholder and management interests should be a goal of all compensation policies -- as stated in the 2002 Proxy Statement, the purpose of the 2002 Long Term Incentive Plan is to "align the personal financial interests of key employees and non-employee directors with the Company's stockholders." The Proposal is misleading in that it states that, to align such stockholder and management interests, restricted shares granted to senior executives should be retained for the duration of such senior executives' respective tenures with the Company. Further, it is misleading to imply that such a retention feature is necessary to "link shareholder and management interests." Any compensation plan that provides equity to employees or directors links stockholder and management interests -- both stockholders and management directly benefit from increases in the stock prices.

D. Supporting Statement Paragraph One -- Second Sentence

The second sentence of the first paragraph of the Supporting Statement ("[t]he Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks") is (i) false and misleading for at least two reasons: (1) the sentence casts a belief of the Proponent as a normative statement of fact and (2) the sentence implies that the Company's current executive compensation does not include such a "long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks" and (ii) vague and indefinite for reasons discussed in subsection II.B., above -- that the Proposal provides no guidance as to what constitutes a "challenging" benchmark.

The sentence is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Commentators have proposed, recommended and criticized many forms of executive compensation; to date, no consensus exists on the subject. As such, it is misleading to state that any compensation program "should include" equity compensation with "clearly defined operational performance criteria and challenging performance benchmarks." Such a statement is merely the Proponent's belief and should be either excluded from the Supporting Statement or, at the very least, revised to indicate that it is a statement of opinion. *See, e.g., AT&T Wireless Services, Inc.* (March 10, 2003) (allowing company to exclude various opinions of the proponent cast as facts unless the proponent clarified that such assertions were proponent's opinions).

Additionally, the statement that the Company's executive compensation program *should* include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks implies that the Company's current executive compensation program does not possess such attributes. This implication is misleading. In fact, the 2002 Long-Term Incentive Plan contains many long-term equity compensation components, including restricted stock and performance shares. Such restricted stock and performance shares may be conditioned on the achievement (*i.e.*, satisfaction of benchmarks set by the Compensation Committee) of "Indicators of Performance" (*i.e.*, operational performance criteria). *See 2002 Proxy Statement*, Exhibit B. Thus, it is misleading to imply that the Company does not already employ such a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

E. Supporting Statement Paragraph Two -- Second and Third Sentences

Although stated entirely as a belief of the Proponent, the second and third sentences of the second paragraph of the Supporting Statement are false and misleading because they state, respectively, that (i) "stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance" without citing authority for the proposition and despite the fact that stock option plans vary greatly from company to company and (ii) performance and time-based restricted shares tie the levels of equity compensation to financial performance beyond stock price performance and condition equity compensation on performance above that of peer companies despite the fact that the price of the Company stock drives the value of the restricted shares to be granted under the equity compensation plan requested by the Proposal. The second paragraph of the Supporting Statement provides as follows:

> We believe that performance and time-based shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

The Staff has allowed companies to omit statements cast as a belief or opinion of the Proponent as materially false or misleading under Rule 14a-9. *See, e.g., SBC Communications, Inc.* (February 7, 2003) (allowing company to exclude the following paragraph from the supporting statement, unless the proponent indicated the standard of independence used:

> We also believe the compensation committee of the board, as described in its 2002 proxy materials, does not fully meet the independence tests that we would impose, including the absence of so-called "board interlocks." We are concerned that this possible lack of independence may have contributed to the decisions to make the option grants described previously).

Even cast as a belief, it is misleading to state that stock option plans, "as generally constituted," often provide "extraordinary pay for ordinary performance." This opinion is a sensationalized and sweeping generalization with no basis in fact. First, just as there is no "general" management style, compensation policy, dividend policy or other firm policy used by companies (whether on a nationwide or industry-wide basis), there is no "general" stock option plan. Companies develop stock option plans on an individualized basis, taking into account employee motivational factors, firm culture, performance criteria and other relevant factors. Any generalizations based on such "general" stock option plans are, on their face, inherently misleading. To enable stockholders and management to understand the nature of the Proposal as it relates to the Company, the Supporting Statement should speak in terms of the stock option plan of the Company, as included in the 2002 Long Term Incentive Plan, as opposed to stock option plans "generally."

Additionally, the paragraph states that stock option plans often provide "extraordinary pay for ordinary performance." The apparent basis for such an assertion is the fact that the owner of a stock option can benefit from a general rise in the stock market or improved economic conditions (of which the Compensation Committee does not have control or prior knowledge) in the same way that the Company's stockholders benefit from such a rise. However, the assertion is misleading as it ignores several important facts. First, a general rise in the stock market will increase the value of restricted stock in the same way it increases the value of stock options. Second, a stock option holder who is otherwise providing exceptional service to the Company can be hurt by unfavorable economic or market conditions unrelated to the quality of his or her performance. In other words, stock option grants can just as easily result in ordinary pay for extraordinary performance. The statement selectively omits each of these facts. The statement further neglects the fact that stock option plans often reward extraordinary performance -- a company that significantly outperforms its peer group will often have a corresponding increase in stock price relative to the value of its peers. The converse also frequently holds true -- a company that significantly underperforms its peer group will often have a corresponding decrease in stock price relative to the value of its peers. Thus, under normal circumstances, compensation related to the stock options is linked to performance.

The third sentence, also stated as an opinion, is similarly false and misleading. The Proponent states that performance and time-based restricted shares provide a better means than stock option plans to tie equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies. First, it is not clear that time-based restricted stock awards, without any performance component, would tie equity-based compensation to financial performance beyond stock price in a way that differs in any meaningful respect from stock options. Second, it is misleading to state that performance and time-based restricted shares tie equity compensation to financial performance beyond stock price performance. Although an executive may receive shares of restricted stock that vest based on achievement of specified operating performance criteria, at bottom the total value of the shares of restricted stock received pursuant to any restricted stock program depends on the fluctuating price of the company's stock. Thus, despite the Proponent's attempt to "move beyond" stock price performance, stock price remains a fundamental determinant of the value of any restricted stock award, and, as such, will continue to influence the decisions of recipients of such awards.

Additionally, performance and time-based restricted shares tie equity compensation to financial performance beyond stock price performance only to the extent that the Company actually utilizes criteria other than stock price appreciation in determining awards of such restricted shares. The Proposal does not specify that such additional criteria must be used. Further, such restricted shares condition equity compensation on performance above that of peer companies only when the Company utilizes criteria that compares the performance of the Company for some predetermined indicators (*e.g.*, net income, market share, gross profit and revenues) with those of the Company's competitors. Again, the Proposal does not specify that such additional criteria must be used. To the extent that the Company selected operational performance criteria unrelated to financial performance or the accomplishments of peer companies, such performance and time-based restricted shares would yield neither of the benefits listed in the third sentence of paragraph two of the Supporting Statement.

F. <u>Supporting Statement Paragraph Three -- Entire Paragraph</u>

The third paragraph of the Supporting Statement is materially false and/or misleading in its entirety. The first and second sentences, read together, are misleading as to whether the Compensation Committee or the stockholders are the ultimate determinants of performance measures and benchmarks. The third sentence is vague and indefinite in that it fails to identify which "restricted share program" -- i.e., the restricted share program currently administered as part of the 2002 Long Term Incentive Plan, or the restricted share program described in the Proposal -- prohibits the receipt of dividends and the exercise of voting rights until the restricted shares vest. The third paragraph of the Proposal states:

> Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

The first sentence acknowledges that the Compensation Committee is in the best position to determine appropriate performance measures and benchmarks -- a statement with which the Company agrees. The second sentence, however, requests "detailed disclosure" of the measures and benchmarks set by the Compensation Committee so that stockholders can determine, "in their opinion," whether the plan provides "challenging targets" for the senior executives. Read together, the two sentences are misleading. We note that the Proposal requests that the restricted share program utilize "challenging performance benchmarks," and the second sentence of the third paragraph of the Supporting Statement implies that stockholders have direct input into the creation or approval of such "challenging" benchmarks. The Proposal itself does not contain any such rights of the stockholders, and, as a result, the second sentence is misleading.

The third sentence presents the following statement as fact: "the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest." As previously discussed, the 2002 Long Term Incentive Plan contains a restricted share component. The third sentence does not disclose whether its subject is the restricted share program implemented under the 2002 Long Term Incentive Plan or the restricted share program of the

Proposal. A stockholder reading the Supporting Statement would be unable to determine whether the sentence promotes or disparages the 2002 Long Term Incentive Plan's restricted share component or the restricted share program of the Proposal. As such, the third sentence is so vague and indefinite as to be inherently misleading, in violation of Rule 14a-9.

In light of the foregoing, we believe that the false and misleading, vague and indefinite statements contained in the Proposal and Supporting Statement require detailed and extensive editing in order to bring them into compliance with proxy rules such that the Company may properly exclude the entire Proposal and Supporting Statement under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the Proxy Materials and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal and the Supporting Statement or portions thereof are excluded. The Company anticipates that its Proxy Materials will be finalized for printing on or about March 26, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (202) 662-5307, or David B. H. Martin at (202) 662-5128.

Very truly yours,

David H. Engvall

Attachment

cc: Mr. Gregory F. Pilcher
Mr. Kenneth B. Sylvester, Assistant Comptroller for Pension Policy

Exhibit A

[The Proposal and Supporting Statement]

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

November 25, 2003

VIA FACSIMILE: 405-270-3029

Mr. Gregory F. Pilcher
Senior Vice President, General Counsel and Secretary
Kerr-McGee Corporation
Kerr-McGee Center
Oklahoma City, OK 73125

Re: Shareholder Proposal

Dear Mr. Pilcher:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kerr-Mcgee Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5828, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

RECEIVED BY:
NOV 26 2003
GREGORY F. PILCHER

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

PERFORMANCE AND TIME-BASED RESTRICTED SHARES PROPOSAL

Resolved, that the shareholders of Kerr-Mcgee Corporation ("Company") hereby request that the Board of Directors' Compensation Committee, in developing future senior executive equity compensation plans, utilize performance and time-based restricted share programs in lieu of stock options. Restricted shares issued by the Company should include the following features:

(1) Operational Performance Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program. That is, in addition to the operational performance criteria, no restricted shares should vest in less than three years from the date of grant.

(3) Dividend Limitation - No dividend or proxy voting rights should be granted or exercised prior to the vesting of the restricted shares.

(4) Share Retention – In order to link shareholder and management interests, a retention feature should also be included; that is, all shares granted pursuant to the restricted share program should be retained by the senior executives for the duration of their tenure with the Company.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value creation goals. The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

We believe that performance and time-based restricted shares are a preferred mechanism for providing senior executives long-term equity compensation. We believe that stock option plans, as generally constituted, all too often provide extraordinary pay for ordinary performance. In our opinion, performance and time-based restricted shares provide a better means to tie the levels of equity compensation to meaningful financial performance beyond stock price performance and to condition equity compensation on performance above that of peer companies.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate performance measures and benchmarks. It is requested that detailed disclosure of the criteria be made so that shareholders may assess whether, in their opinion, the equity compensation system provides challenging targets for senior executives to meet. In addition, the restricted share program prohibits the receipt of dividends and the exercise of voting rights until shares vest.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity commensurate with their long-term contributions. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this reform.

Exhibit B

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

January 23, 2004

VIA FACSIMILE: 405-270-3029

Mr. Gregory F. Pilcher
Senior Vice President, General Counsel and Secretary
Kerr-Mcgee Corporation
Kerr-McGee Center
Oklahoma City, OK 73125

Re: Shareholder Proposal

Dear Mr. Pilcher:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Kerr-Mcgee Corporation based on our positive discussions with your company. We appreciate your responsiveness to our concerns. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus